EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors
Atlantic Coast Airlines Holdings, Inc.:

We consent to the use of our report dated January 27, 2004, except as to Notes 1(f) and 13, which are as of February 14, 2004, with respect to the consolidated balance sheets of Atlantic Coast Airlines Holdings, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Disposal or Exit Activities” effective January 1, 2003.

KPMG LLP
McLean, Virginia
May 21, 2004